UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mr. Darren Lui, Aptorum Group Limited’s (the “Company”) President and Executive Director, has been appointed Chief Executive Officer (“CEO”), effective June 1, 2022. Mr. Lui succeeds Mr. Ian Huen, who will be stepping down as Chief Executive Officer, but will remain on the Company’s board as a non-executive director on the same effective date.

Mr. Lui’s appointment comes as part of the Company’s continued focus on the development and discovery of its therapeutics and diagnostics products. Under Mr. Huen and Mr. Lui’s stewardship, the Company has successfully brought two small molecule drugs (ALS-4 and SACT-1) from discovery to their respective completion of two phase I clinical trials and currently in preparation for their next phase of clinical trials in human patients, as well as conducting ongoing clinical validations of the Company’s RPIDD program, a liquid biopsy based molecular diagnostics for infectious diseases. The Board is very pleased to be able to appoint Mr. Lui as the Company’s new CEO. Mr. Lui’s compensation will not change as a result of the appointment. Mr. Lui has great understanding of the Company’s current and ongoing operations and his appointment as CEO ensures continuity in the Company’s leadership going forward.

Mr. Huen’s resignation is part of an organized and transparent succession plan, in benefit of all shareholders and stakeholders of the Company.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: May 31, 2022	By:	/s/ Sabrina Khan
		Name:	Sabrina Khan
		Title:	Chief Financial Officer